EXHIBIT 1
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FOR IMMEDIATE RELEASE                                              24 March 2005


                              WPP GROUP PLC ("WPP")

     141 Worldwide acquires K&L Field Marketing and Tarantula International

WPP announces that its wholly-owned integrated marketing services network, 141 Worldwide, a member of Ogilvy & Mather Worldwide, has made two acquisitions: the business of K&L Field Marketing LLC ("K&L") in the US and the UK and Japanese business and assets of Tarantula International Limited ("Tarantula").

K&L, founded in 1990 and based in New York City, focuses on retail services, product demonstrations and local marketing solutions. Specific areas of specialization include trade shows, live events, retail training, road shows, mall tours, in-store demonstrations and nightlife marketing. K&L employs 25 full time professionals, with a network of 700 field marketing representatives across the United States. With clients such as American Express, Boeing, Kraft, SC Johnson and Unilever, K&L's experience developing and implementing field marketing programs spans 15 industries, including financial services, food and beverage, packaged goods and consumer electronics. K&L had revenues of US$3.5 million for the year ended 31 December 2004 and net assets at closing of US$0.5 million.

Tarantula, founded in 1998 and based in London, employs 27 professionals. Clients include Coca-Cola, Coral, the Tetley Group and Virgin. Tarantula had revenues of (pound)1.8 million for the year ended 31 December 2003 and net assets of (pound)0.4 million as at the same date.

These investments continue WPP's strategy of developing its networks in faster growing functional areas.

For further information, please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com